SECURIT 06005312 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EquityStation, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

3010 N. Military Trail
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin (561) 981-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd. E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Alan Levin** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EquityStation, Inc.**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principle
Title

Notary Public

AMY CLARK
MY COMMISSION EXPIRES
July 31, 2006
#DD 138286
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

EQUITYSTATION, INC.

Year ended December 31, 2005

with Report and Supplementary Report of Independent Auditors

EQUITYSTATION, INC..

Financial Statements and Supplemental Information

Year ended December 31, 2005

Contents

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
EquityStation, Inc.

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 27, 2006

EQUITYSTATION, INC..

Statement of Financial Condition

December 31, 2005

ASSETS

Current Assets		
Cash	$	473,761
Receivable from Clearing Organizations		378,498
Other Receivables		65,184
Deposits and Other		28,180
	$	945,623

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	57,135
Accrued Liabilities		136,315
Payable to Broker-Dealers and Clearing Organizations		379
		193,829
STOCKHOLDER'S EQUITY		
Common Stock, Par Value.01; Authorized 10,000,000 Shares; Issued 1,000 Shares		10
Additional Paid-in Capital		1,918,835
Accumulated Deficit		(1,167,051)
		751,794
	$	945,623

See accompanying notes

EQUITYSTATION, INC..

Statement of Operations

Year ended December 31, 2005

REVENUE	
Commissions	$ 1,836,597
Other Revenue	119,730
Interest and Dividends	7,764
	1,964,091
EXPENSES	
Employee Compensation and Benefits	947,859
Clearance Fees	546,433
Communications and Data Processing	118,435
Occupancy	41,081
Other Expenses	304,200
	1,958,008
NET INCOME	$ 6,083

See accompanying notes.

EQUITYSTATION, INC..

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common Stock		Additional Paid - In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2004	1,000	$ 10	$ 1,611,490	$ (1,173,134)	$ 438,366
Forgiveness of Debt by Parent	-	-	73,384	-	73,384
Forgiveness of Debt from Related Entities	-	-	(23,134)	-	(23,134)
Net Income	-	-	-	6,083	6,083
Capital Contributed	-	-	257,095	-	257,095
Balance, December 31, 2005	1,000	$ 10	$ 1,918,835	$ (1,167,051)	$ 751,794

See accompanying notes.

EQUITYSTATION, INC..

Statement of Cash Flows

For the Year ended December 31, 2005

OPERATING ACTIVITIES		
Net Income	$	6,083
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (Decrease) In:		
Receivable from Clearing Organizations		(121,559)
Accounts Payable		53,330
Accounts Receivable		(48,276)
Accrued Liabilities		42,613
Payable to Broker-Dealers and Clearing Organizations		279
Decrease in Prepaids and Other		10,764
Net Cash Used in Operating Activities		(56,766)
INVESTING ACTIVITIES		
Net Cash Provided By Investing Activities		-
FINANCING ACTIVITIES		
Capital Contributed by Related Entities		307,346
Net Cash Provided by Financing Activities		307,346
Increase in Cash		250,580
Cash:		
Cash at Beginning of Year		223,181
Cash at End of Year	$	473,761

Supplemental disclosure of cash flow information:

Cash paid during the period for interest	$	294
Cash paid during the period for taxes	$	-

See accompanying notes.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EquityStation, Inc. ("the Company") (a wholly owned subsidiary of vFinance Investments Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated July 22, 1999.

EquityStation offers institutional traders, hedge funds, and professional traders a suite of services designed to advance their trading through cutting-edge trading technologies and routing software, hedge fund incubation, capital introduction and custodial services.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Merrill Lynch Incorporated. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 1 (Continued)

Advertising

Costs of advertising are expensed as incurred and amounted to $22,117 for the year ended December 31, 2005.

Acquisition

On November 2, 2004, vFinance Investments Holdings, Inc. (wholly-owned subsidiary of vFinance, Inc.), completed its acquisition of the issued and outstanding equity securities of EquityStation, all of which were owned by Level2, a subsidiary of Global Partners Securities, Inc. This transaction has been approved by the National Association of Securities Dealers, Inc.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005, consist of broker receivables of $378,498 and brokers payable of $379.

The Company clears all of its commissioned transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to the broker-dealers are normally collateralized by amounts receivable and by deposits held by the clearing organization.

NOTE 3: INCOME TAXES

As of December 31, 2005, the company had approximately $1,000,000 in net operating loss carryfowards available for tax purposes. The operating results of the company will be presented on a consolidated basis with the parent company, vFinance, Inc. as of December 31, 2005. Therefore, the net operating losses of EquityStation will be utilized by the parent company, subject to Internal Revenue Service Code Section 382 limitations.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with its parent, vFinance Inc., whereby the Company agreed to make monthly payments in the amount of $15,000 to the parent. In return, vFinance, Inc will provide the Company with certain consideration including: Employee services, administrative costs and expenses and other such services.

NOTE 5: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer, Merrill Lynch, Incorporated. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $583,430 that was $483,430 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 33.2%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

EQUITYSTATION, INC..

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	751,794
Deductions:		
Non-Allowable Assets		
Accounts Receivable		56,461
Employee Receivable		8,724
Clearing Firm Deposit		75,000
Other Assets		28,179
Total Non-Allowable Assets		168,364
Net Capital	$	583,430
AGGREGATE INDEBTEDNESS		
Accounts Payable		57,135
Accrued Expenses		136,315
Brokers Payable		379
Aggregate Indebtedness	$	193,829
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	483,430
Excess Net Capital at 1500%	$	570,508
Ratio of Aggregate Indebtedness to Net Capital		33.2%
Reconciliation		
Net Capital, Per Unaudited December 31, 2005 FOCUS Report, As File	$	514,431
Net Adjustments		68,999
Net Capital, Per December 31, 2005 Audited Report, As Filed	$	583,430

EQUITYSTATION, INC..

Statement Regarding SEC Rule 15c3-3
December 31, 2005

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholders
EquityStation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EquityStation, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sheeh & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 27, 2006